UNITED SATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

Commission File Number 001-35077

WINTRUST FINANCIAL CORPORATION

RETIREMENT SAVINGS PLAN

(Full title of the plan)

WINTRUST FINANCIAL CORPORATION

727 NORTH BANK LANE

LAKE FOREST, IL 60045

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

REQUIRED INFORMATION

Items 1-3.	Omitted in accordance with Item 4.

Item 4.	The Wintrust Financial Corporation Retirement Savings Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

•	Report of Independent Registered Public Accounting Firm
•	Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010
•	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2011 and 2010
•	Notes to Financial Statements
•	Supplemental Schedule (as of December 31, 2011)

The Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010, and Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2011 and 2010 filed herewith are hereby incorporated by reference to the Registration Statement on Form S-8 filed by Wintrust Financial Corporation (Registration No. 333-52652 and 333-169844) with the Securities and Exchange Commission on December 22, 2000 and October 8, 2010, respectively.

Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

2

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2012

WINTRUST FINANCIAL CORPORATION

RETIREMENT SAVINGS PLAN

/s/ DAVID A. DYKSTRA

David A. Dykstra, Trustee

3

EXHIBIT INDEX

The following exhibits are filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

4

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

Wintrust Financial Corporation Retirement Savings Plan

Years Ended December 31, 2011 and 2010

With Report of Independent Registered Public Accounting

    Firm

Wintrust Financial Corporation Retirement Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Wintrust Financial Corporation

Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Wintrust Financial Corporation Retirement Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Chicago, Illinois

June 26, 2012

Wintrust Financial Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
Assets
Cash	$8,568	$345,828
Investments, at fair value	111,683,064	104,274,076
Participant contributions receivable	375,039	–
Employer contributions receivable	3,687,346	3,286,324
Notes receivable from participants	2,527,544	2,230,385
Other	831	117,358

Total assets, at fair value	118,282,392	110,253,971

Liabilities
Payables – unsettled trades	—	463,186

Net assets, at fair value	118,282,392	109,790,785
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,130,127)	(215,065)

Net assets available for benefits	$117,152,265	$109,575,720

See notes to financial statements.

Wintrust Financial Corporation Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2011	2010
Additions
Investment income:
Net (depreciation) appreciation in fair value of investments	$(2,905,284)	$9,326,035
Interest and dividends	1,146,010	927,696

Net investment (loss) income	(1,759,274)	10,253,731

Interest income on notes receivable from participants	80,320	84,791

Contributions:
Participant contributions – salary deferral	9,750,749	8,495,545
Participant contributions – rollovers	1,422,179	644,086
Employer-matching contributions, net of forfeitures	3,687,841	3,283,190

Total contributions	14,860,769	12,422,821

Total additions	13,181,815	22,761,343

Deductions
Benefits paid to participants	6,662,063	5,964,335
Administrative fees	192,599	78,281

Total deductions	6,854,662	6,042,616

Net increase in net assets available for benefits before transfers	6,327,153	16,718,727
Assets transferred to the Plan from other qualified plan	1,249,392	—
Net assets available for benefits:
Beginning of year	109,575,720	92,856,993

End of year	$117,152,265	$109,575,720

See notes to financial statements.

Wintrust Financial Corporation Retirement Savings Plan

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

1. Description of the Plan

The following brief description of the Wintrust Financial Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more comprehensive description of the Plan’s provisions.

General

The Plan is a participant-directed, defined-contribution plan covering all eligible employees, as defined in the Plan, of Wintrust Financial Corporation and its eligible subsidiaries (collectively, the Company). Wintrust Financial Corporation is the plan sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company is the plan administrator and has appointed a committee of its authorized representatives to administer the Plan.

All full-time employees who have completed at least three months of employment and are at least 18 years of age are eligible to participate in the Plan.

Effective September 30, 2011, Elgin State Bank was acquired by Wintrust Financial Corporation. In the fourth quarter of 2011, the Elgin State Bank 401k Profit Sharing Plan was merged into the Plan, and the former employees of Elgin State Bank began participating in the Plan. The net assets transferred to the Plan are reflected on the statement of changes in net assets available for benefits as a transfer from other qualified plan.

Contributions

The Plan allows participants to make voluntary contributions up to the maximum allowable by the Internal Revenue Code (the Code), which was $16,500 during 2011 and 2010. In addition, participants over the age of 50 had the option of contributing an additional $5,500 in 2011 and 2010. Participant contributions are tax deferred under the provisions of Code Section 401(k), subject to certain limitations; however, the Plan also has a Roth option, which allows participants to make contributions that are not tax deferred. Participant contributions and earnings thereon are credited directly to the participant’s account and are fully vested.

The Company may elect to make matching contributions to the Plan on behalf of all eligible participants. Generally, participants must be employed on the last day of the plan year to be eligible for matching contributions. For 2011 and 2010, the Company’s matching contribution was 60% of a participant’s contributions up to a maximum of $4,000 per participant. Matching contributions are fully vested. The Plan allows additional amounts to be contributed at the discretion of the Company. No additional amounts were contributed in 2011 or 2010.

Wintrust Financial Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The Plan also accepts rollover contributions from other qualified plans. Rollovers are credited to a participant’s rollover account and are not eligible for matching contributions by the Company.

Investment of Plan Assets

A trust was established for the purposes of holding and investing the Plan’s assets in accordance with the terms of the trust agreement between the Company and the trustee, The Chicago Trust Company, N.A., a subsidiary of the Company and a party in interest.

Participant Loans

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their account balances. Loan terms are established by the plan administrator in accordance with the plan agreement. The loans are secured by the balance in the participants’ accounts and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Interest rates on participant loans ranged from 3.25%–9.25% at December 31, 2011. Principal and interest are paid by the participants through payroll deductions authorized by the participants.

Participant Accounts

Separate accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, if any, and (b) the Plan’s net earnings/losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Payment of Benefits

The Plan provides that on termination of service due to death, disability, or retirement, a participant (or his beneficiary) may elect to receive an amount equal to the value of the participant’s account as a lump-sum payment or in installment payments. Distributions due to retirement generally begin upon the attainment of age 65. Upon termination of service due to other reasons, a participant may receive the value of the participant’s account as a lump-sum

Wintrust Financial Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

distribution. A participant may also receive in-service distributions upon the attainment of age 59 1/2 in the form of a lump-sum payment or installment payments. Hardship distributions can be made from a participant’s account balance with the approval of the plan administrator, if specific criteria are met.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions, if any, at any time and to terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.

Wintrust Financial Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments are reported at fair value in accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurement. Quoted market prices, when available, are used to value equity securities and mutual funds. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan.

The Plan invests in common stock of the Company through the Wintrust Financial Corporation Common Stock Fund. This fund consists principally of Wintrust Financial Corporation common stock but may also hold cash or other short-term securities sufficient to meet the cash needs of the fund to allow for daily trades. The shares of common stock are valued at the daily closing price.

The Metlife Stable Value Fund invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Interest income is recorded on the accrual basis, and dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Risks and Uncertainties

The Plan invests in various securities, which may include U.S. governmental securities, corporate debt instruments, corporate stocks, and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and those changes could materially affect the amounts reported in the financial statements.

Wintrust Financial Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan.

Accounting and Reporting Developments

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements. ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The requirement to present changes in Level 3 measurements on a gross basis is effective for reporting periods beginning after December 15, 2010. Since ASU 2010-6 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of exiting fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Wintrust Financial Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits at fair value is as follows:

	December 31
	2011	2010
Metlife Stable Value Fund	$27,497,535	$20,907,329

Franklin Growth Fund – Adv	9,937,770	—
Federated Total Return Government Bond Fund	9,905,911	8,152,225
Janus Enterprise Fund Class I	9,432,729	6,422,153
Wintrust Financial Corporation Common Stock Fund*	8,390,661	9,402,442
Europacific Growth Fund CL R6	7,490,113	—
American Mutual Fund, Inc. CL R6	7,076,824	—
Vanguard Institutional Index Fund	6,602,108	—
American Funds Growth Fund of America Fund	—	10,737,524
American Funds Euro Pacific Growth Fund	—	8,473,050
Fidelity Spartan 500 Index Fund	—	6,792,572
American Funds Investment Co of America Fund	—	6,659,473

*	Indicates party in interest to the Plan.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) (depreciated)/appreciated in value as determined by quoted market prices as follows:

	Year Ended December 31
	2011	2010
Metlife Stable Value Fund	$807,361	$665,104
Wintrust Financial Corporation Common Stock Fund	(1,311,820)	729,634
Mutual funds	(2,400,825)	7,931,297

Net (depreciation) appreciation in fair value of investments	$(2,905,284)	$9,326,035

The Plan invests in two mutual funds (Wintrust Capital Disciplined Equity Fund and Wintrust Capital Small Cap Opportunity Fund) that are managed by a subsidiary of the plan sponsor.

Wintrust Financial Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements

The Plan measures certain financial assets and liabilities at fair value in accordance with GAAP, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a fair value hierarchy to prioritize the inputs to valuation techniques used to measure fair value into three broad levels. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The level in the fair value hierarchy within which the fair value measurement of the asset or liability in its entirety is classified is based on the lowest-level input that is significant to the instrument’s fair value measurement.

The three levels within the fair value hierarchy are as follows:

Level 1 – Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include quoted prices for similar assets and liabilities in inactive markets, quoted prices for identical assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Level 3 inputs are unobservable inputs for the asset or liability in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the Plan’s own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Plan’s own financial data such as internally developed pricing models, discounted cash flow methodologies, and instruments for which the fair value determination requires significant judgment.

Wintrust Financial Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following tables summarize the Plan’s investments measured at fair value on a recurring basis:

	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total
December 31, 2011
Metlife Stable Value Fund*	$—	$27,497,535	$—	$27,497,535
Wintrust Financial Corporation Common Stock fund	—	8,390,661	—	8,390,661
Mutual funds:
Domestic stock funds	53,677,240	—	—	53,677,240
International stock fund	7,490,113	—	—	7,490,113
Real estate fund	1,471,724	—	—	1,471,724
Bond funds	12,983,421	—	—	12,983,421
Money market funds	172,370	—	—	172,370

Total investments at fair value	$75,794,868	$35,888,196	$—	$111,683,064

December 31, 2010
Metlife Stable Value Fund*	$—	$20,907,329	$—	$20,907,329
Wintrust Financial Corporation Common Stock Fund	—	9,402,442	—	9,402,442
Mutual funds:
Domestic stock funds	53,993,949	—	—	53,993,949
International stock fund	8,473,050	—	—	8,473,050
Real estate fund	1,056,231	—	—	1,056,231
Bond funds	10,213,685	—	—	10,213,685
Money market funds	227,390	—	—	227,390

Total investments at fair value	$73,964,305	$30,309,771	$—	$104,274,076

*	This category includes a collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Wintrust Financial Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

5. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2011	2010
Net assets available for benefits per the financial statements	$117,152,265	$109,575,720
Adjustment from contract value to fair value for common collective trust that invests in benefit-responsive investment contracts	1,130,127	215,065
Participant loan in default	(14,345)	(14,345)

Net assets available for benefits per Form 5500	$118,268,047	$109,776,440

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31
	2011	2010
Net increase in net assets available for benefits before transfers per the financial statements:	$6,327,153	$16,718,727
Add:
Adjustment from contract value to fair value for common collective trust at end of year	1,130,127	215,065
Deemed distribution of defaulted loan at beginning of year	14,345	14,059
Less:
Adjustment from contract value to fair value for common collective trust at beginning of year	215,065	(745,624)
Deemed distribution of defaulted loan at end of year	14,345	14,345

Net increase in net assets available for benefits per Form 5500	$7,242,215	$17,679,130

Wintrust Financial Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

6. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008, stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2011-6 and 2011-49, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

7. Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan and requested a distribution prior to year-end. At December 31, 2011, $16,639 of the Plan’s net assets available for benefits were allocated to these participants. There were no such allocations of participant accounts at December 31, 2010.

8. Subsequent Events

In April 2012, the Company made several changes to the administration of the Plan. It changed the third-party administrator of the Plan and the custodian of the Plan’s assets and transferred the trustee responsibilities from its affiliate, The Chicago Trust Company, N.A., to a third-party trustee. Along with these administrative changes, additional employee contributions to the Wintrust Financial Corporation Common Stock Fund were suspended, and the Plan now allows new employees to be immediately eligible to participate in the Plan.

Supplemental Schedule

Wintrust Financial Corporation Retirement Savings Plan

EIN 36-3954651         Plan Number 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

			Current
Identity of Issuer	Units	Price	Value
Common collective trust:
Metlife Stable Value Fund *	162,481	$169.24	$27,497,535

Wintrust Financial Corporation Common Stock Fund **	305,418	27.47	8,390,661

Mutual funds:
American Mutual Fund, Inc. CL R6	273,659	25.86	7,076,824
Artio Total Return Bond Fund	227,123	13.55	3,077,510
Europacific Growth Fund CL R6	213,211	35.13	7,490,113
Federated Total Return Government Bond Fund	839,484	11.80	9,905,911
Nuveen Real Estate Security I	77,582	18.97	1,471,724
Franklin Small Cap Value – Adv	86,247	42.12	3,632,726
Franklin Growth Fund – Adv	222,570	44.65	9,937,770
Janus Enterprise Fund Class I	161,852	58.28	9,432,729
Janus Triton Fund Class I	198,620	16.33	3,243,469
Lord Abbett Classic Stock FD	106,376	26.90	2,861,527
Columbia Mid Cap Value OPP Z	416,963	7.31	3,047,999
Vanguard Institutional Index Fund	57,390	115.04	6,602,108
Vanguard Windsor II Fd – Admr	44,677	45.75	2,043,995
Vanguard Federated MMKT	172,370	1.00	172,370
Wintrust Capital Disciplined Equity Fund**	68,652	12.36	848,538
Wintrust Capital Small Cap Opportunity Fund**	119,024	13.77	1,638,956
William Blair Growth Fund	296,118	11.18	3,310,599

Investments (other than participant loans)			111,683,064
Participant loans (3.25%–9.25%)			2,527,544

Assets held at end of year			$114,210,608

*	Contract value is $26,367,408.
**	Indicates party in interest to the Plan.